Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                  Subject Company:  Pointe Financial Corporation
                                                    Commission File No.  0-24433


CORPORATE PARTICIPANTS

 Marsha Smunt
 The South Financial Group, Inc. - Director, Investor Relations

 Mack Whittle
 The South Financial Group, Inc. - President, CEO and Director

 Tim Schools
 The South Financial Group, Inc. - Head of Corporate Development

 Bill Hummers
 The South Financial Group, Inc - Vice Chairman, EVP, and Chief
 Financial Officer

 Mike Sperry
 The South Financial Group - EVP, Chief Credit Officer

 William Crawford
 The South Financial Group, Inc - EVP, General Counsel

 Andy Cheney
 Mercantile Bank - President



CONFERENCE CALL PARTICIPANTS
 Todd Hagerman
 Fox-Pitt Kelton, Inc. - Analyst

 John Kline
 Sandler O'Neill & Partners L.P. - Analyst

 Gerry Cronin
 Sandler O'Neill Asset Management - Analyst

 John Pancari
 JP Morgan - Analyst

 John Pandtle
 Raymond James & Associates - Analyst

 Jeff Davis
 FTN Securities - Analyst



PRESENTATION



Operator


Good morning and welcome to The South Financial Group conference call. All participants will be placed in a listen-only mode until the question-and-answer session of this conference. The call is being recorded. If you have any objections, you may disconnect at this time. I would like to introduce Ms. Marsha Smunt, Director of Investor Relations for The South Financial Group. Ms. Smunt, you may begin.


Marsha Smunt  - The South Financial Group, Inc. - Director, Investor Relations


Good morning and thank you for joining us. We're having this conference call in order to discuss our acquisition of Pointe Financial Corporation. In a few moments, Mack Whittle, our CEO, will summarize the acquisition, the strategic reasons behind it and its financial impact on TSFG. We'll follow Mack's remarks with an analyst question-and-answer session. Andy Cheney, our Florida Bank president, Mike Sperry, our chief credit officer, and Tim Schools, our head of corporate development, are also with us and available for questions.

The presentation slides, which accompany this morning's remarks, are available with our Webcast or in the investor relations section of our Web site under presentations. Before we begin, I would direct your attention to page one of the presentation, which discusses our inclusion of forward-looking statements and non-GAAP financial information and certain other legal-related matters. Now, I'd like to turn the presentation over to our president and CEO, Mack Whittle.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Thanks, Marsha, and good morning. I want to thank everyone again for joining us. We obviously are very excited about our potential merger with Pointe Financial, as you will learn as we go over our presentation this morning. Consistent with our strategy that we've discussed with you on many occasions, Pointe Financial is within our footprint. It is accretive to our demographics as we've talked about many times. It has minimal impact on TSFG's capital, is accretive to earnings within the first full year and it provides attractive returns.

In addition, and probably most importantly, it is very much in a line with the three-year plan that we discussed with you last year. From a strategic standpoint, Pointe's strength in business and commercial banking will complement TSFG's existing presence in Broward, Dade and Palm County areas, some of the best banking markets in the country. They are a very well respected organization in their communities and are led by many talented employees.

In our view, these employees are critical to the value of the company. As you heard us say many times, our business is a people-driven business and the bankers really are the critical part of what drives a financial institution. As a result, we're pleased to report that we've already signed employment non-compete agreements with several of the key officers. These are key revenue producers, key customer relations persons. This will significantly reduce our transaction risk in this deal.

On page two of our slides, hopefully you've had an opportunity to look at, we summarized the transaction. We're acquiring Pointe for approximately 2.5 million shares of TSFG common stock and $24.5 million in cash. We've given you the implied price per share and transaction values based on three dates - October 14, which was our agreement in principal date, the 30-day average TSFG closing price and third, yesterday's closing stock price.

As we will demonstrate later, on page 12, premiums calculated by any of these methods are in line or below both the average and the median of comparable Florida transactions in 2003 and 2004. Given the significant rise in our stock price since October 14, which resulted from a strong third quarter earnings report, I believe the 30-day average represents the best pricing comparison. I also want to point out that we have completed our due diligence and we expect this merger to close in the second quarter of 2005 - again, giving you two clean quarters between acquisitions as we've discussed before.

Page three and four provide you a brief overview of Pointe. Like TSFG, Pointe is a high growth community bank focused on small businesses and professionals. They have built their business through hard work and good customer service. Pointe is also unique in how it targets lawyers, accountants and sources of loans and deposits. Not only do these accountants and lawyers serve as loan customers and depositors, but they also bring clients to the bank. Because Pointe has developed relationships with specific firms that it trusts, these firms act as a natural filtering mechanism when contributing to the strong asset quality this company has.

Their solid fundamentals and historical growth, presented on page four, are very strong. Beyond being accretive in 2006 earnings and having minimal impact on capital, here are why we think this transaction is a great opportunity for the shareholders of The South Financial Group. First, Pointe is very similar to us. Their emphasis is on small business and commercial loans. We expect The South Financial Group's larger lending limit and enhanced products to give Pointe a heads up in the markets that they're in, a little bit larger platform to operate from and, obviously, a few more products and services to offer their customers.

Second, this merger advances our stated goal of continuing to grow in the Florida market. With this acquisition, 43% of The South Financial Group's total deposits will be in the high growth Florida markets. This will help The South Financial Group approach its goal of having similar size Florida and South Carolina operations. Following the close of the merger, South Carolina is expected to represent about 48% of the total company's deposits. Our Florida presence would comprise 63 locations, approximately $3.6 billion in deposits and would put us 14th in deposit share for the State of Florida.

Number three - with the strong presence now in North and Central Florida, Pointe will significantly strengthen our desirable markets where The South Financial Group currently has limited presence. Number four - both Andy Cheney and Kendall Spencer - Andy, President of our Florida Bank, and Kendall, head of our retail bank for The South Financial Group - both have had significant experience through Barnett in this south Florida market and share with us that this was one of the most profitable markets for business banking in the old Barnett Bank.

And lastly, we believe that the integration risk is minimal, given the small relative size, its solid fundamentals, our familiar strategies and the complementary cultures. As I've indicated earlier, we've already signed up a number of the key employees to employment non-compete agreements. I think page 10 is also a key page for this - of this entire presentation. Here, we've outlined our current transaction, their relative size to TSFG, the estimated cost saves, the efficiency ratio of the acquired institution. We expect to see significant improvements in the Pointe's efficiency ratio when we combine the two companies. And as you will see, Pointe has the second highest efficiency ratio of the mergers that we have done.

A point here is that we have been successful in our cost saves that we've talked to you about in the past and we think that this will be the case with the Pointe as well. I should also mention that The South Financial Group was recognized in CIO Magazine for its outstanding project methodology for mergers and acquisitions. In short, our merger methodology has become a core competency of our company. And as you can see from the pricing comparisons on page 12, we continue to remain disciplined in our pricing. This transaction compares very favorable with other recent similar size Florida transactions on book, deposit and asset basis.

We've completed the due diligence, along with the Pointe team, and are comfortable with the financial assumptions of the transaction. These are summarized on page 13. Consistent with our past practice, we haven't included any revenue assumptions. We also feel that the efficiency ratio targets are in line with our past experience. Our credit review team reviewed a substantial portion of their loans and are very pleased with their findings. Pointe has maintained a strong loan loss reserve and has experienced minimal non-performing assets and charge-offs over the years.

In summary, we believe these are realistic cost saves without considering the benefit of potential revenue enhancements. This acquisition is expected to be cash and GAAP accretive is 2006, as I mentioned earlier, and will have minimal impact on our capital ratios. Page 14 again summarizes these calculations. On page 16-20, we've provided you summary financial ratios for Pointe as well as a demonstration of the shareholder cash stock allocation mechanics of this deal. This concludes our prepared remarks and we've got our team here present to answer any questions that you might have.


Marsha Smunt  - The South Financial Group, Inc. - Director, Investor Relations


Michelle, we're ready to take questions.

QUESTION AND ANSWER



Operator


Thank you. We invite analysts to participate in the question-and-answer session. If you would like to ask a question, please press star, one and provide your name and company information. To withdraw your request, you may press star, two. Once again, we invite the analysts to participate in the question-and-answer session. One moment, please.

Todd Hagerman with Fox-Pitt. You may ask your question.

Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


Good morning, everybody.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Good morning, Todd.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


A couple questions for you, Mack. First off, can you just talk a little bit more about south Florida and the decision to kind of build out there? You know, earlier in the year, you kind of had your first entry into the south Florida market and you seemed a little cautious just in terms of the future direction of your south Florida presence. And I'm just kind of curious if you could just talk a little bit more about, you know, what's kind of transpired over the last, you know, several months with respect to south Florida. And you know, how we should, you know, look at some of the other markets in Florida, particularly you say the Panhandle region, which, in the past, has been off the radar screen.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Todd, as you pointed out, back earlier in this year, when we announced the Florida Bank transaction, Florida Bank had two offices in south Florida. Initially, the company focused primarily on I4 and north, which would be - the Tampa, Orlando markets would be the southern part of where we felt we wanted to be in Florida. We limited our Florida presence early on in the franchise because we - Florida is a big state and we didn't want to spread, geographically, out to where we became ineffective and didn't have large share in a lot of markets.

We're now almost a $4 billion bank in Florida. You know, we've expanded well in those markets. We've got, we don't have the market share we're comfortable with in Tampa and Orlando and Jacksonville, but we have built the branch network and have the people and the management team in place. So, I think, as we built the better and bigger management team in Florida and when the Florida Bank opportunity came about with the two locations there, I think our comments at the time we announced Florida Bank was that we would step back, study the south Florida market.

As you know, we've got a large number of Barnett seasoned executives that work in our company. We brought in some consultants and look at, really, what the south Florida market could mean to us if we properly executed our strategy down there and made a conscious decision in the early part of the summer that south Florida would be a market to move in. So, we see this really as just kind of expanding that footprint. It's not a big merger, as you can see. It gives us a little bit more exposure down there.

You know, we don't even register 1% on the share of market in those markets that we're in, but it does give us the platform to grow the company. So, we're going to be cautious in south Florida. We think we've got a great team. You know, we've talked about wealth management and some of the other products. And these are prime locations for, you know, our wealth management products that we'll begin to roll out at the end of this year. So, again, small, cautious, but yet one of the most attractive markets in all of the U.S. for banking.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


That's helpful. And what about some of the other markets, you know, you've mentioned in the past? You know, obviously, you desire to grow through acquisitions. But the Panhandle was, again, another market that was mentioned as kind of off the radar screen, so to speak. What should we expect just kind of going forward as it relates to, you know, future acquisitions, particularly in the Florida market?


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


I think, in the Florida markets in particular, we still need to kind of fill out where we are. So, I think the Panhandle is something down the road. We see the Panhandle to be a little more futuristic right now. We don't have a presence in the Panhandle. You know, through the Florida Banks, it gave us a presence in south Florida. And at that point, we had the option of either selling those south Florida branches or beginning to expand that south Florida. And we knew that, at some point, the company would want to move into the south Florida market. So, I don't see us going into the Panhandle anytime in the near future.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


OK. And if I could ask just a second unrelated question, your mentioned your three-year goals. Could you just update us in terms of, on a pro forma basis, how Pointe fits into the three-year goals, just in terms of, you know, thinking about ROA, ROE and the fee component. You mentioned that they don't have much in the way of fee income, but just give us a sense of how this is going to look, pro forma, with respect to your goals.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Let me make one other final point on your - on your question. Then I'll go back to that. The - we went back through this process and really through looking at third-quarter earnings. And we went back to '99 and we looked - the company was about 4 billion and 99. We're pushing 14 billion today. And we looked at every acquisition we had done.

And since '99, half of our growth has been organic and half of it's been through acquisition, which is pretty much what we have been preaching to the Street, that we though, on a go-forward basis, that acquisitions would be a part of our strategy. They would be disciplined. They would be within the realm of our three-year plan. You know, we give you a couple of clean quarters between them so you could see the integration and the cost saves and the accretion as it begins to come out of those. So, we feel like this was, you know, again, this is a part of that strategy.

On the goals, this is really such a small transaction, it really won't move the needle much at all. It is pretty much neutral to the tangible equity to assets, maybe slightly - it affects that slightly in the first quarter or so. On the ROA and the ROE, if you remember, our goal is to have a double - strong double digit mid-teens EPS growth rate. We don't - we think this will - this will be accretive to that, especially after a quarter or two. The ROA and the ROE were affected slightly with the CNB and the Florida Banks transaction, but still on line to be where we need to be at the end of the first year of our - of our three-year plan. If you remember, that was a 130 ROA and a [15 to 17] ROE. But we feel very comfortable with where we are - where we are with that.

This transaction won't move the needle at all on either one of those. It should have no effect whatsoever. The cash return on tangible equity, if you remember, our goal was to keep that at 20%. We finished the quarter at, you know, averaged up to 20%. We don't see this materially affecting that at all. So, to answer your question, we don't see any material effects to this transaction on our three-year goals. What we stated in those goals is we've said, through one full year we look for accretion.

If you'll go back and look at the last three transactions that we've done, the CNB, the Florida Banks and the Mountain Bank transaction, you'll see, number one, that we got cost saves that were at or better than 30%, number one. Number two, we were able to get the cost saves out much quicker than we had given guidance to. Look at the two transactions that were closed in the second quarter of this year. Our efficiency ratio went up just slightly, but it still was below 55%. Both of those companies had efficiency ratios well above 60. So, we were able to get the cost saves out and the efficiencies and the synergies of the acquisition out much, much quicker than we have been able to earlier. Due, in part, through the methodologies that we've got through our acquisition, our acquisition team.

I hope that answers your question.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


That does. Thanks very much. I appreciate it. Very helpful.


Operator


John Kline with Sandler O'Neill. You may ask your question.


John Kline  - Sandler O'Neill & Partners L.P. - Analyst


Hey, guys.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Good morning, John.


John Kline  - Sandler O'Neill & Partners L.P. - Analyst


I had three questions. And the first one deals with Pointe's projected earnings. And they all kind of are on page 14 of your presentation. I see that you've projected - or the management of Pointe projected 5.9 million in net income. And if you just take the first two quarters and annualize that, that would imply a compound annualized growth rate of 35% when they've grown their earnings at 13% compound over the last four years. And I'm just wondering how they're going to get to that level.


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


This is Tim Schools and, you know, there's a lot of things that go into that. They have had good loan growth with increasing margins and, you know, overcoming securities much like we have, as well as they're taking on extra fee income that's immature like we have. So, we spent a lot of time with their management as well as our advisors in scrutinizing their budget and their long-term growth plan. And that - those are the assumptions that we were comfortable with.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


John, also, if you may remember, we, I think, mentioned this on most of the acquisitions we do. Usually, the first couple of quarters out there on acquisition, we're able to go into some of these smaller banks and take additional credit that we feel comfortable with. Many of these small banks don't have the capacity to lend what their customers typically need, from a lending standpoint. So, we only have a part of the credit.

So, in the first couple of quarters, you see our loan growth, you know, jump up in the 30% as we saw in Mountain Bank. We're seeing some of that with CNB today, where we go - in many cases, they're participation that we go bring the participation back within the bank.


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


The other point is the footnote at the bottom is that they -- I guess it's a footnote on this page, I think it's footnoted in the press release maybe. They've had some litigation expenses where they've had a shareholder lawsuit and we have William Crawford here that could speak to this better than me. But there's litigation expenses in the second and third quarter of this year that are in the numbers that you're annualizing, John, and if you adjust for those, it's not the robust growth rate that you're talking about. It's much more in line with our historical growth rate.


Unidentified Speaker


What are the litigation expenses?


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


William has that.


William Crawford  - The South Financial Group, Inc - EVP, General Counsel


About 250 to $300 thousand.


Unidentified Speaker


And is that inclusive of both quarters or third quarter?


William Crawford  - The South Financial Group, Inc - EVP, General Counsel


Sorry, what was the question again?


Unidentified Speaker


Is that cumulative for the two quarters or...?


William Crawford  - The South Financial Group, Inc - EVP, General Counsel


Yes.


Unidentified Speaker


My second question is, Mack, in your analysis you've got a stand-alone GAAP estimate -- well, it's not an estimate, but it just says 245 for '06. And if you look at the consensus of 218, it implies the growth rate of about 12%. Is that the type of strong double-digit earnings per share growth that you're looking for or are you looking to do better than that?


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


John, you know us well; we always look to do better than that.


Unidentified Speaker


OK, yes. It just looked a little low to me. And then third question I have...


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


....just go back and look at the last 10 quarters; we always strive to do better.


Unidentified Speaker


I was just wondering if you're low-balling us a little bit. Then the last question, Pointe net charge-offs. I don't have the third quarter debt (ph), I was just looking at the second. But the net charge-offs look to be -- you know, 55 basis points is not the end of the world, but it kind of spiked up from the second quarter. Wondering what's going on there, if you have the third quarter number for us and if there's anything that we need to be concerned of regarding asset quality.


Mike Sperry  - The South Financial Group - EVP, Chief Credit Officer


John, this is Mike Sperry. I don't have a third quarter number and I don't have the specific on that one item there.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


We can get them for you, though.


Mike Sperry  - The South Financial Group - EVP, Chief Credit Officer


But we -- Mike Strickland and our credit audit team looked in great detail at the portfolio and there really aren't any credit issues. 55 basis points down is big on their scale, and is half of one basis point when you add it to our company.


Unidentified Speaker


Right. But did you look into why the charge-offs were up? Do you feel comfortable with what happened?


Mike Sperry  - The South Financial Group - EVP, Chief Credit Officer


Yes, there's no underlying issue there that implies that there's a buildup of charge-offs coming or anything of that nature.


Unidentified Speaker


OK, great. Thanks.


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


Hey, John, this is Tim Schools. I want to follow up. I knew it was in one of the slides; it's on slide 12. If you look at the bottom it talked about Pointe's last 12 months earnings excludes nonrecurring legal expenses of 3 cents and 6 cents per share in second and third quarter. So that's a 9 cent impact that 's in the numbers the growth rate you need to adjust for.


Unidentified Speaker


OK.


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


Probably should have had that on page 14 as well, but it was on page 12.


Unidentified Speaker


OK, thanks.


Operator


Gerry Cronin (ph) with Sandler O'Neill Asset Management. You may ask your question.


Gerry Cronin  - Sandler O'Neill Asset Management - Analyst


Good morning, guys. I actually just wanted to follow up on John's question about the earnings per share growth at Pointe Bank. And, Tim, on page 18 of your presentation you actually do give that adjusted number for the 9 cents, so even if you annualize the 111 core number, that gets you to maybe a 150 run rate for '04. And my calculation is for '06, if you assume the estimates that you have on page 14 are correct, that the company would earn 250 in '06. And again, to get to John's point, that's 35, 40% earnings per share growth on a core basis. So again, I'm trying to get my arms around just how a bank that has grown nowhere near that historically will be growing at that.

And secondly I was wondering if you could just give a little bit of information in terms of intangibles, what the amounts would be, projected amortization term, and what your timetable is for cost savings. Thank you very much, guys.


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


I've got the intangibles I can walk through with you and I'd be happy to talk with you and John offline. I mean these are the numbers we have right here; I don't have the great detail again. Long term we pro forma'ed (ph), I believe, 12% earnings growth and there's the two adjustments for this year, which is -- we need to make sure that we're talking the same numbers to normalize. But other than that, they're just -- they continue to have terrific growth.


Gerry Cronin  - Sandler O'Neill Asset Management - Analyst


OK, but the...


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


....intangibles, basically the goodwill is going to be -- and again, these are estimated out at the time of close -- 66.3 million of goodwill and about 6.8 million of core deposit(ph) intangibles. Now on a pre-tax basis over 10 years, in the initial frontline years, it's about a million a year pre-tax and CDI expense. Now obviously that tails down over the 10 years.


Gerry Cronin  - Sandler O'Neill Asset Management - Analyst


So is it a -- some of the year digits?


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


Yes, over 10 years.


Elliot Kroner  - Sandler O'Neill Asset Management - Analyst


Great. And just lastly on the cost savings, how much do you expect to achieve in '05 and '06?


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


If you go back and look at what we have done -- this is Mack -- what we've done with CNB and Florida banks and with Mountain Bank, we've gotten the methodology down to where we feel pretty good about it. We got him --with much longer than what we've actually been able to do, but in CNB we got probably -- and Florida banks -- we got 80% of it out in the first quarter. In Florida banks we got 80% of it out in the first quarter.


Elliot Kroner  - Sandler O'Neill Asset Management - Analyst


OK, thanks a lot, guys.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


We'd like to think we could do that here, but that's not in our numbers nor are there any revenue enhancements in these numbers.


Elliot Kroner  - Sandler O'Neill Asset Management - Analyst


Very good. Appreciate the time. Thanks.


Operator


Jeff Davis with FTN Securities. You may ask your question.


Jeff Davis  - FTN Securities - Analyst


Good morning. I joined late; you may have said it, Mack. Did the existing Pointe management, did they work with Andy Cheney at Barnett?


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


There are some Barnett people in this company.


Jeff Davis  - FTN Securities - Analyst


OK. And let's see, Andy never specifically -- did he ever have market responsibility...?


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


He's on the phone, I think. Andy, do you want to answer this question?


Andy Cheney  - Mercantile Bank - President


Sure. This is Andy Cheney.


Jeff Davis  - FTN Securities - Analyst


Hi, Andy.


Andy Cheney  - Mercantile Bank - President


I handled three of the markets in Florida, mainly in the -- Central Florida, Tampa Bay and in Jacksonville in the headquarter bank in the end. I also had numerous projects all over Florida in corporate banking, both with Barnett and with resulting Bank of America for a couple of years. So I spent time down in Broward, Palm Beach and Dade County with Pierce Corporate Projects. I never had direct responsibility like Kendall Spencer who is with us and was with me at Barnett, had specific small business responsibility for the state and the most robust market in our company and small business was the South Florida market.


Jeff Davis  - FTN Securities - Analyst


OK, great. That's all I had. Thanks.


Operator


John Pandtle with Raymond James & Associates. You may ask your question.


John Pandtle  - Raymond James & Associates - Analyst


Thank you. Good morning, everyone.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Morning.


John Pandtle  - Raymond James & Associates - Analyst


I wanted to go back to this 2006 projection for Pointe's net income. If you look on page 4, your per management guidance you expect them to throw in $1.49 in '04, which looks like to me includes the add-back for the legal expenses. And looks to me to be about 3.9 million of net income, going to 5.9 in two years, which is 23% compound annual growth rate. So I'm just trying to understand what are the changes? Is it balance sheet growth, better operating leverage? As you look through their budget, what is driving the acceleration in growth?

And then the second question is can you comment on the GAAP and cash EPS impact of the deal in 2005? Thank you.


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


OK, again -- I'm not sure if I'm following you -- but the chart on page 4 does show the 22% historical growth. I believe their third quarter, while we don't have all of their numbers, I believe the reported adjusted number for third quarter was 37 or 38 cents operating. I believe that's correct from memory. And it's just that the loan drivers and the upside for fee income is really significant with the relationship with the attorneys and the customers. They also had a very high efficiency ratio, which they're working on themselves, even before the opportunity that we have addressed. So that goes -- what is in the model as far as the assumptions in the short term.

Over the long term we assumed a 12% growth rate, which we think is very reasonable, conservative, considering our own -- what we've had across Florida as well as in the Carolinas.

On -- sorry, your second question?


John Pandtle  - Raymond James & Associates - Analyst


Would you comment on the EPS impact of the deal for '05?


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


In the short term it was modestly dilative; I believe it was less than 1%. I was going to say .8%, I think. And then what we showed, we laid out here for '06, both on GAAP and cash for you. But I think it was .8% to be specific, but it was less than 1%.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


And we model in the cost saves coming a little slower than what we've historically been able to get.


John Pandtle  - Raymond James & Associates - Analyst


OK, great. Thank you.


Operator


Todd Hagerman with Fox-Pitt. You may ask your question.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


Hi, good morning. Just a follow-up question. Mack, I was just kind of curious, you mentioned a planned second quarter '05 closing for the transaction. That seems to be a little bit far out on the time horizon. Given the size and the nature I would expect that you'd be able to do it much faster than that. Can you just comment on that?


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


You know we've had an unblemished acquisition string here and closing something right at quarter end - year-end really creates a little -- regardless of the size, it takes a certain amount of time and talent away from the day-to-day operations. So we elected not to close it around the February, March timeframe because of earnings releases, the year-end stuff that we typically have to deal with, and felt that early in the second quarter probably was a little bit more appropriate.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


OK.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


We think it gives you another clean quarter to see that we've gotten the cost saves we talked about and begun to get the accretion that we talked about.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


I mean I'm not arguing with that. Certainly that's a positive point. I just figured maybe you're -- I just can't really see the rationale between why it's going to take a couple of quarters relative to your prior acquisitions, why you were able to do it much quicker.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


I mean we could do it. We could do it faster, but there's more integration risk associated with doing that, so we just elected to -- we feel like number one, it minimizes the integration risk to pick an appropriate time within the queue of the other things that our folks have got going on, number one. And number two that it fulfills the obligation that we've made to you guys and that is we'd give you two clean quarters to show that we are, yes, integrating properly, we're getting the cost saves and that we're beginning to see the accretion that we had talked about in these transactions.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


OK, so there's nothing with respect to their operating platform that gives you pause or concern?


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Absolutely not.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


OK.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Absolutely not.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


OK. And then just a second question just on in terms of again your EPS assumptions, were there any purchase accounting adjustments factored into those assumptions in terms of the earnings accretions number that we should be thinking about?


Tim Schools  - The South Financial Group, Inc. - Head of Corporate Development


Yes, definitely. There's purchase accounting for the adjustments at the time of close. I don't have the assumptions right in front of me, but there is impact in the numbers.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


You're not able to quantify that right now then, Tim?


Bill Hummers - The South Financial Group, Inc - Vice Chairman, EVP, and Chief Financial Officer


No, we don't have a final -- this is Bill Hummers. We don't have a final run on exactly what the purchase accounting assumptions will be. They will obviously be -- you've got the CDI, which our best guess right now is, as Tim mentioned earlier, is going to be about $1 million in the first year, amortization on that which is billed already into the numbers. And given that we'll go through and we will evaluate the loans and the deposits both, our kind of rule of thumb in this is that the loans and deposits, premium and the discount on the loans and deposits will kind of offset themselves until we're able to get in there and actually look at the numbers themselves. But we don't expect any major purchase accounting adjustments...


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


OK, that's helpful. Again, just -- yes, I'm thinking with respect to the net income figures and the assumption...


Bill Hummers - The South Financial Group, Inc - Vice Chairman, EVP, and Chief Financial Officer


You're absolutely right. And if you look at -- we used the same kind of estimating process in the Florida Banks and CNB acquisitions in the third quarter and we turned out to be approximately correct. There's some true-up that you'll see, but nothing material.


Todd Hagerman  - Fox-Pitt Kelton, Inc. - Analyst


Great. That's helpful, thanks, Bill.


Operator


Our final question comes from John Pancari (ph), JP Morgan. You may ask your question.


John Pancari  - JP Morgan - Analyst


Good morning, everyone.


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


Morning.


John Pancari  - JP Morgan - Analyst


Just another question regarding the expenses for Pointe. I know you had mentioned previously that the '06 numbers do take into account some improvement in their efficiency ratio on a stand-alone basis at Pointe by '06, but I just want -- I mean looking back at some of the historical data you gave us here for Pointe, they've been averaging around high 70s to 80% efficiency ratio in the past, going back to even 2000 you're giving here. And I just want to see what's going to be driving that pretty sharp implied improvement ion efficiency by '06?

And then another second question to that would be can you just talk a little bit about Pointe's operating model and what may be driving their lower operating efficiency relative to TSFG just given their size or what else can you talk about there?


Mack Whittle  - The South Financial Group, Inc. - President, CEO and Director


I think there's a number of drivers here, but first let me remind you that Florida banks had a 72 efficiency ratio when we acquired Florida banks. CNB's was little better than that. Mountain Bank also had a much higher efficiency ratio than we have. So this is not uncharacteristic for small 10-year old community banks. And what we've done there is over the course of the next two years normalized that to the efficiency ratio that we have in other operating markets like Tampa and Jacksonville and some of the other markets in South Carolina. So we've successfully done it with those banks in those markets and the assumption here is that we will successfully do that between now and '06 in those markets.


Bill Hummers - The South Financial Group, Inc - Vice Chairman, EVP, and Chief Financial Officer


I'd just like to -- this is Bill Hummers again. Just a quick comment on their efficiency ratio and why we think they're going to show earnings improvement as well is we'll be able to get some cost saves. They're a $300 and some million bank and they've got 10 branches. Their branch network is -- their advertised branch is very small compared to what you see in Florida and what we see in our operation. So as -- they build branches to get market coverage and what they're doing now is they're building or increasing the average size of their branch and thereby driving down their efficiency ratio and generating additional earnings as they're able to increase the average size of -- the branch size they have. It's a process that, as Mack said, you've seen a lot of community banks, where they go off and take -- and we did it. We did it, too, and it took us -- it takes awhile to build a branch size where it becomes more -- operates more efficiently and you can gain both savings and income out of it. And that's probably your biggest driver going forward of what we'll be able to do with them is we've got to take this platform of 10 branches in these three counties, leverage that up, put our product and services in that, put our deposit products in there and gather additional deposits and make additional loans. And that's their business model; they're just not into it as far as they will be. We'll be able to jumpstart that as we go forward.


John Pancari  - JP Morgan - Analyst


OK, great. Thanks.


Operator


Thank you. I will now turn the call back over to Ms. Marsha Smunt for closing comments.


Marsha Smunt  - The South Financial Group, Inc. - Director, Investor Relations


Thank you. From all of us at the South Financial Group, thank you for joining us today and thank you for your interest. Please feel free to contact me if you have any further questions.


Operator


This concludes today's conference call. Thank you for your participation on this call. If you would like to hear the replay of this conference you may dial 1-866-360-7726 or dial toll 1-203-369-0178. Thank you. You may disconnect at this time.

[MAP OMITTED]




                           THE SOUTH FINANCIAL GROUP

                                 ACQUISITION OF

                                   POINTEBANK


                                October 27, 2004

Forward-Looking Statements, Non-GAAP
Financial Information and Offering Matters


The forward-looking statements being made today are subject to risks and uncertainties. TSFG's actual results may differ materially from those set forth in such forward-looking statements. These statements include, but are not limited to, factors that may affect earnings, return goals, expected financial results for mergers, estimates of merger synergies and merger-related charges, and credit quality assessment. Reference is made to TSFG's reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur. TSFG undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after today's presentation.

This presentation contains certain non-GAAP measures, which TSFG management uses in its analysis of TSFG's performance. TSFG believes presentations of financial measures excluding the impact of these items provide useful supplemental information and better reflect its core operating activities. Management uses operating measures, in particular, to analyze on a consistent basis and over a longer period of time, the performance of which it considers to be its core banking operations.

TSFG also provides data eliminating intangibles and related amortization in order to present data on a "cash basis." Operating measures adjust GAAP information to exclude the effects of non-operating items, such as merger-related costs, gains or losses on certain asset sales, and non-operating expenses. Cash basis items exclude intangibles and their amortization. The limitations associated with utilizing operating measures and cash basis information are the risk that persons might disagree as to the appropriateness of items comprising these measures and different companies might calculate these measures differently. Management compensates for these limitations by providing detailed reconciliations between GAAP information and operating measures. These disclosures should not be viewed as a substitute for GAAP operating results. A reconciliation of GAAP results and non-GAAP performance measures is provided on our web site, www.thesouthgroup.com, in the Investor Relations section under Financial Information.

The following may be deemed to be offering materials of TSFG in connection with TSFG's proposed acquisition of PNTE, on the terms and subject to the conditions in the Agreement and Plan of Merger, dated October 27, 2004, between TSFG and PNTE. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC"). Shareholders of PNTE and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which TSFG will file with the SEC in connection with the proposed merger because it will contain important information about TSFG, PNTE, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from TSFG and PNTE as follows: Marsha
L. Smunt, Director of Investor Relations, The South Financial Group, 104 South Main Street, Greenville, SC 29601, Phone: (864) 255-4919, marsha.smunt@thesouthgroup.com; and R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer, Pointe Financial Corporation, 21845 Powerline Road, Boca Raton, Florida 33433, Phone: (561) 368-6300, RCPalmer@pointebank.com.

In addition to the proposed registration statement and proxy statement/prospectus, TSFG files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TSFG at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. TSFG's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

Transaction Summary

Fixed merger consideration:                                                 2.554 mm TSFG shares +
                                                                            $24.5 mm cash
% stock / % cash(1):                                                        77/23

Implied PNTE price per share / transaction value(2):
     Based on 10-14 TSFG closing price (agreement in principle date)        $37.25/$92.0 mm
     Based on 30-day average TSFG closing price                             $38.19/$94.5 mm
     Based on 10-27 TSFG closing price                                      $40.90/$101.5 mm

Exchange ratio per share (x) / cash ($)(3):                                   0.9906x/$9.50

Assumed cost saves:                                                         30% of PNTE's core cash non-interest expense base

Assumed merger-related charge:                                              $6.3 mm

EPS accretion / (dilution):
     2006 GAAP                                                              0.8%
     2006 Cash                                                              1.1%

Internal rate of return:                                                    18%

Break-up fee:                                                               $3.5 mm

Due diligence:                                                              Completed

Required approvals:                                                         Regulatory, PNTE shareholders

Board representation:                                                       1 PNTE director to join Mercantile Bank
                                                                            Board of Directors

Expected closing:                                                           Q2 2005

(1) See page 19 for example of pro ration mechanism.
(2) Aggregate transaction value is net of proceeds from assumed exercise of outstanding PNTE options.
(3) Calculated by dividing each of the total number of TSFG shares being issued (2,554,022) and the total cash being paid ($24,493,075) by the total PNTE shares outstanding on a fully diluted basis (2,578,258).

PNTE Overview

*      $430 million Boca Raton, Florida headquartered bank formed in 1993
       - Operates 10 attractive locations in Dade, Broward and Palm Beach counties

*      Complementary banking philosophy
       - Niche community bank focused on the small businesses and professional community of South Florida

*      Well respected and talented employees

*      Strong fundamentals
       -    Solid net interest margin
       -    Attractive loan mix
       -    Pristine asset quality
       -    Low cost core deposits
       -    Strong capital position


[MAP OMITTED]

PNTE Stand-alone Performance


Loans ($mm)

1999    155
2000    176
2001    226
2002    218
2003    256
9/04    280

13% CAGR

-----------------------------------

Deposits ($mm)

1999    146
2000    161
2001    226
2002    254
2003    264
9/04    315

18% CAGR

------------------------------------

Revenue ($mm)

1999    9
2000    10
2001    13
2002    15
2003    16
2004(1) 19

15% CAGR

------------------------------------

Diluted EPS ($)

1999    $0.56
2000    $0.85
2001    $0.81
2002    $0.82
2003    $1.08
2004(1) $1.49

22% CAGR

Source:  PNTE documents

(1) 2004 Revenue and Diluted EPS are annualized based on 2004 YTD as of 9/04; EPS excludes non-recurring legal expenses

                              STRATEGIC RATIONALE

TSFG - Building Franchise Value

*      Consistent with TSFG's disciplined approach to acquisitions:
       -  In-market transaction
       -  Accretive to demographics
       -  Low execution risk
       -  Conservative assumptions
       -  Minimal impact to capital ratios
       -  Accretive to EPS in the first full year
       -  Attractive IRR
       -  Advances 3-year goals


[MAP OMITTED]

Pro Forma Florida Franchise
---------------------------

[MAP OMITTED]



Pro Forma Florida Market Share
------------------------------

                                           Deposits
                                          In Market   Market
Rank          Company        Branches       ($mm)     Share
----          -------        --------     ----------  ------
  1        Bank of America     741         $62,019     20.6%
  2        Wachovia            900          57,435     19.1
  3        SunTrust            447          30,716     10.2
  4        Washington Mutual   169          10,662      3.5
  5        AmSouth             213           7,618      2.5
  6        Regions             145           7,044      2.3
  7        Golden West          49           6,659      2.2
  8        Colonial            137           6,170      2.1
  9        Ohio Savings         15           5,002      1.7
  10       Fifth Third          95           4,474      1.6
  11       Citigroup            35           4,305      1.4
  12       Ocean Bankshares     22           3,878      1.3
  13       Northern Trust       28           3,675      1.2
  [14]     PRO FORMA TSFG       63           3,569      1.2
  14       BankUnited           47           3,422      1.2
  15       BB&T                 92           3,282      1.1
  16       TSFG                 53           3,282      1.1
  17       BankAtlantic         74           3,273      1.1
  18       Fidelity
             Bankshares         42           2,709      0.9
  19       Mercantile
             Servicios          10           2,544      0.9
  20       Third FS&LA          14           2,258      0.8
  21       Everbank              4           2,095      0.7
  22       Synovus              44           2,058      0.7
  23       City National        18           2,039      0.7
  24       Harbor Florida       35           1,772      0.6
  25       Riverside            47           1,607      0.5
  77       Pointe               10             288      0.1


TSFG Geographic Distribution(1)
-------------------------------

Current:
        FL       NC       SC
        40%      10%      50%

Pro Forma:
        FL       NC       SC
        43%      9%       48%


Source:  SNL Financial; FDIC
Note: Deposits and market share as of June 30, 2004, pro forma for acquisitions;
      PNTE includes branch opened August 2004
(1)   % of total deposits by state

Household Growth(1)
-------------------

PNTE(4)                9.5%
Broward                7.2%
Miami-Dade             5.6%
Palm Beach            10.0%
Pro Forma TSFG(5)      8.1%

U.S. Average           5.0%
Southeast Average(3)   7.0%


Average Household Income(2)
---------------------------

PNTE(4)              $76,185
Broward              $63,879
Miami-Dade           $57,143
Palm Beach           $74,304
Pro Forma TSFG(5)    $56,478

U.S. Average         $63,301
Souteast Average(3)  $57,856


Average HH Income Growth(1)
---------------------------

PNTE(4)              10.2%
Broward              13.0%
Miami-Dade           10.2%
Palm Beach           12.1%
Pro Forma TSFG(5)    12.1%
U.S. Average         13.3%
Southeast Average(3) 13.2%

Source:  SNL Financial, Claritas
(1)  Projected growth for the period 2004-2009
(2)  Estimated for 2004
(3)  Southeast average includes the states of AL, FL, GA, MS, NC, SC, TN, VA and
     WV
(4)  Deposit-weighted by zip code
(5)  Deposit-weighted by county

BROWARD COUNTY
--------------

[MAP OMITTED]

                                    Deposits
                                    In Market  Market
Rank     Institution      Branches   ($mm)     Share
----     -----------      --------   -----     -----
1        Bank of America    87       $8,134    26.7%
2        Wachovia           98       6,545     21.5
3        SunTrust           27       2,158      7.1
4        Washington Mutual  27       2,156      7.1
5        Ohio Savings        4       1,743      5.7
6        BankAtlantic       22       1,624      5.3
7        BankUnited         18       1,323      4.3
8        World Savings       7       1,236      4.1
9        Citigroup          11         840      2.8
10       Colonial           15         647      2.1
[18]     PRO FORMA TSFG      3         139      0.5
29       TSFG                1          77      0.3
37       Pointe              2          62      0.2

         Totals            426     $30,504    100.0%

MIAMI-DADE COUNTY
-----------------

[MAP OMITTED]

                                    Deposits
                                    In Market  Market
Rank     Institution      Branches   ($mm)     Share
----     -----------      --------   -----     -----
1        Bank of America   72       $10,509    16.8%
2        Wachovia          73         9,581    15.4
3        SunTrust          27         4,519     7.2
4        Ocean Bankshares  17         3,824     6.1
5        Washington Mutual 48         3,690     5.9
6        Regions           48         3,623     5.8
7        Citigroup         17         2,902     4.7
8        Mercantile
            Servicios       8         2,479     4.0
9        City National     14         1,759     2.8
10       Northern Trust     6         1,483     2.4
[54]     PRO FORMA TSFG     5           103     0.2
54       Pointe             5           103     0.2

         Totals           572       $62,368   100.0%

PALM BEACH COUNTY
-----------------

[MAP OMITTED]

                                     Deposits
                                     In Market  Market
Rank     Institution      Branches    ($mm)     Share
----     -----------      --------    -----     -----
1        Wachovia            103      $6,907    22.3%
2        Bank of America      69       5,526    17.8
3        Washington Mutual    32       2,640     8.5
4        Fidelity
           Bankshares         37       2,461     7.9
5        Ohio Savings          7       2,253     7.3
6        Golden West           9       1,555     5.0
7        SunTrust             28       1,424     4.6
8        Lydian Private Bank   2        948      3.1
9        BankAtlantic         24        839      2.7
10       BankUnited            8        724      2.3
[23]     PRO FORMA TSFG        4        135      0.4
24       Pointe                3        123      0.4
51       TSFG                  1         11      0.0

         Totals              448    $30,988    100.0%


Source:  U.S. Census Bureau, SNL Financial, FDIC
Note: Deposits and market share as of June 30, 2004, pro forma for acquisitions;
      PNTE includes branch opened August 2004

TSFG's Project Methodology Lowers Execution Risk


[GRAPHIC OMITTED]

"Project  methodology  for  mergers  and  acquisitions   supports   integration,
branding"and other conversion processes in 45 - 60 days. Scalable systems instrumental to growth from $3 billion in assets to $11 billion in five years."

"CIO Magazine"
August 15, 2004


                                                                       Target
                                        Deal                            LTM
                          Announce      Value      % of    Est. Cost  Efficiency
Acquisition                 Date        ($mm)      TSFG      Saves      Ratio
--------------------------------------------------------------------------------

Florida Banks              3/18/04      $168        8%        25%        76%

CNB Florida                1/21/04       155        8         20         62%

MountainBank               5/14/03       137        9         20         55%

Central Bank of Tampa      10/3/02        68        3         25         48%

Gulf West                  3/31/02       116        7         25         65%

Anchor Financial           1/10/00       300       28         35         62%

Average                                 $157       11%        25%        61%

Median                                   146        8%        25%        62%



Pointe                    10/27/04      $101        3%        30%        74%


Source:  SNL Financial and Company documents

                             TRANSATION PRICING AND
                                FINANCIAL IMPACT

TSFG Remains Price Disciplined

Announced Florida Transaction Greater than $50mm in 2003 and 2004


                                                                      Price to:
                                                              -------------------------
                                       Announce                 LTM                Tang. Core Deposit
        Buyer/Target                     Date    Deal Value   Earnings    Book     Book    Premium
        ------------                     ----    ----------   --------    ----     ----    --------
Colonial/Union Bank of Florida           Sep-04    $ 233.0     26.8 x     3.1 x    3.1 x    30.5 %
Popular/Kislak Financial                 Aug-04      158.0     22.5 x     2.4 x    2.4 x    24.6 %
Fifth Third/FNB Florida                  Aug-04    1,530.2     42.1 x     2.6 x    6.1 x    38.7 %
FNB Florida/Southern Community           Mar-04      289.8     44.3 x     4.1 x    4.1 x    30.1 %
Whitney/Madison Bancshares               Mar-04       66.4     31.1 x     3.8 x    3.8 x    39.9 %
South Financial/Florida Banks            Mar-04      168.0     36.7 x     2.9 x    2.9 x    32.9 %
SouthTrust/FloridaFirst                  Feb-04      154.0     24.7 x     1.5 x    1.6 x    15.5 %
South Financial/CNB Florida              Jan-04      154.8     23.4 x     2.8 x    3.1 x    19.5 %
Colonial/P.C.B. Bancorp                  Dec-03      143.3     25.2 x     3.3 x    4.2 x    23.2 %
BB&T/Republic Bancshares                 Dec-03      432.6     44.3 x     2.0 x    2.2 x    12.6 %
Alabama National/Indian River            Oct-03      112.8     22.6 x     3.1 x    3.1 x    21.8 %
Synovus/Peoples Florida                  Oct-03       77.6     28.2 x     4.8 x    4.8 x    38.8 %
F.N.B./Charter                           Feb-03      150.3     36.7 x     3.3 x    3.9 x    34.8 %

Average                                                        31.4 x     3.0 x    3.5 x    27.9 %
Median                                                         28.2 x     3.1 x    3.1 x    30.1 %

South Financial/Pointe - 10/14/04(2)     Oct-04     $ 92.0     26.2 x     2.3 x    2.5 x    20.3 %
South Financial/Pointe - 30-day avg.     Oct-04     $ 94.5     26.9 x     2.4 x    2.5 x    21.2 %
South Financial/Pointe - 10/27/04        Oct-04    $ 101.5     28.8 x     2.5 x    2.7 x    23.6 %

Source: SNL Financial and SEC filings
(1) PNTE LTM Earnings excludes non-recurring legal expenses ($0.03 and $0.06 per share impact in Q2 and Q3 2004, respectively)
(2) Agreement in principle date

Conservative Assumptions / Considerable Upside

*      Cost savings identified and achievable in the short-term

       -  30% reduction, which is consistent with past experience

       - Eliminating 30% brings PNTE's efficiency ratio down from 74% to 51%, which is high for a division and slightly higher than TSFG overall

       - Addressing synergies early in TSFG's two most recent deals enabled TSFG to keep its efficiency ratio flat from the second quarter to the third

*      Revenue synergies identified but not included in deal analysis

       - PNTE customers will have access to a much broader array of products and services

       - Increased scale will provide higher lending limits, more branch locations and heightened brand awareness

       - New branch opened in August 2004 has not yet reached profitability but has significant upside

       -  Asset sensitive balance sheet position

       -  Limited non-interest income activity

Financial Impact

Pro Forma Results ($mm, except per share data)

EPS Impact:                                       2006              2007
----------                                        ----              ----
Stand-alone net income
     TSFG(1)                                     $172.1            $192.8
     PNTE(2)                                        5.9               6.6
     Pro forma net income                        $178.1            $199.4
Transaction adjustments (net of tax)
     Add: merger cost savings                      $2.9              $3.0
     Subtract: core deposit amortization            0.7               0.7
     Subtract: other                                0.6               0.5
     Adjusted pro forma GAAP net income          $179.6            $201.2
Cash adjustments (net of tax)
     New amortization                              $0.7              $0.7
     Existing amortization                          3.5               3.0
     Adjusted pro forma cash net income          $183.8            $204.8
Pro forma average diluted share count              72.8              72.8
Pro forma GAAP EPS                                 $2.47             $2.76
     Stand-alone TSFG GAAP EPS                     $2.45             $2.74
Pro forma cash EPS                                 $2.53             $2.81
     Stand-alone TSFG cash EPS                     $2.50             $2.78

GAAP accretion                                      0.8%              0.8%
Cash accretion                                      1.1%              1.1

Capital Impact:
--------------
Pre-acquisition tangible common equity to tangible assets (4/1/05)    6.1%
Pro-forma tangible common equity to tangible assets (4/1/05)          6.0
Pro-forma tangible common equity to tangible assets (12/31/05)        6.4



(1) Based on I/B/E/S median consensus EPS estimate of $2.19 in 2005 grown at the consensus long-term growth rate of 12% for 2006 and 2007 multiplied by 70.3 million average fully diluted shares
(2) Based on PNTE management projections

                                    APPENDIX


Summary PNTE Balance Sheet

($000)
                                     2000        2001          2002         2003        9/04
Balance sheet                        ----        ----          ----         ----        -----
-------------
Cash and balances due               $7,616      $40,655       $35,648      $12,943     $43,862

Investment securities               56,631       57,612        66,009       71,738      96,982

Net loans                          173,848      223,825       214,990      253,415     276,411

Intangible assets                        0        3,461         3,216        2,974       2,793

Other assets                          6,413       7,842         7,444        7,644       8,847

         Total assets               $244,508   $333,395      $327,307     $348,714    $428,895



Deposits                            $161,136   $225,825      $233,501     $263,866    $315,607

Other liabilities                     56,642     79,023        61,475       49,931      76,393
         Total liabilities          $217,778   $304,484      $294,976     $313,797    $392,000



         Total equity                $26,357    $28,530       $33,271      $35,493     $36,895

         Total liabilities & equity  244,508    333,395       327,307      348,714     428,895




Source:  PNTE documents and filings

Complementary Loan and Deposit Books

Pro Forma Composition
---------------------

Deposits
--------

South Financial
---------------
Demand                          26%
Money Market and Savings        38%
Retail CDs                      11%
Jumbo CDs                       24%
TOTAL                          $7.8bn

Pointe
------
Demand                          31%
Money Market and Savings        43%
Retail CDs                      16%
Jumbo CDs                        9%
TOTAL                          $0.3bn

For Forma
---------
Demand                          26%
Money Market and Savings        38%
Retail CDs                      11%
Jumbo CDs                       24%
TOTAL                          $8.1bn


Loans
-----

South Financial
---------------
Commercial RE                  51%
C&I                            26%
Consumer                       22%
Mortgage                        2%
TOTAL                         $8.0bn

Pointe
------
Commercial RE                  38%
C&I                            26%
Consumer                       10%
Mortgage                       25%
TOTAL                         $0.3bn

Pro Forma
---------
Commercial RE                  50%
C&I                            26%
Consumer                       21%
Mortgages                       3%
TOTAL                         $8.3bn

Source: TSFG and PNTE documents and filings; Data as of September 30, 2004


Summary PNTE Income Statement

($000)

                                                                                                 YTD
                          2000               2001             2002              2003             9/04
                          ----               ----             ----              ----             ----
Interest income          $18,545           $21,707          $20,230           $18,444          14,998
Interest expense           9,305            10,453            7,583             5,039           3,404
Net interest income        9,240            11,254           12,647            13,405          11,594

Provision                   $685            $1,296             $811             $(100)           $215

Non-interest income       $1,215            $1,973           $2,541            $2,807           $2,580
Non-interest expense       7,185            10,190           12,126            13,077           10,421

Pre-tax income            $2,462            $2,482           $2,593            $3,671            $3,538
Income taxes                 821               814              829             1,178             1,124
Net income to common      $1,641            $1,668           $1,764            $2,493            $2,414

Diluted EPS                $0.85             $0.81            $0.82             $1.08             $1.02

Adj. diluted EPS(1)        $0.85             $0.81            $0.82             $1.08             $1.11




Source:  PNTE documents and filings
(1) PNTE Adjusted Diluted EPS excludes non-recurring legal expenses ($0.03 and $0.06 per share impact in Q2 and Q3 2004 respectively)


Summary PNTE Asset Quality

($000)

                                                                                                           YTD
Allowance                            2000            2001              2002             2003              9/04
                                     ----            ----              ----             ----              ----
         Beginning balance          $1,331           $1,792            $2,407           $3,519            $3,441

         Provision                     685            1,296               811             (100)              215

         Net Charge-offs              (224)           (1146)              301               22              (336)

         Acquisitions                    0              465                 0                0                 0

         Ending balance             $1,792           $2,407            $3,519           $3,441            $3,320



Ratios
------
                                                                                                           YTD
                                     2000            2001              2002             2003              9/04
                                     ----            ----              ----             ----              ----


         NPAs/loans + OREO           0.88%            0.45%              0.15%           0.28%             0.05%

         Reserves to NPLs             116%             223%             1,075%            470%             2,790%

         Reserves to loans           1.02%            1.06%             1.61%            1.34%              1.19%

         NCOs to average loans       0.14%            0.54%            (0.13)%          (0.01)%             0.17%


Source:  PNTE documents and filings


PNTE Shareholder Pro Ration Examples


                                                    Assumed TSFG Stock Price - Transaction Close
                                             --------------------------------------------------------
                                             $27.00           $29.00          $31.00          $33.00
Aggregate transaction value ($mm)(1)         $89.5            $94.6           $99.7           $104.8

Per PNTE share                               $36.25           $38.23          $40.21           $42.19

Implied stock/cash mix                        74/26            75/25           76/24            77/23

Election example - per share
       - Full pro ration(2)              0.9906x/$9.50     0.9906x/$9.50   0.9906x/$9.50     0.9906x/$9.50
       - 100% stock                         1.3424x           1.3182x         1.2970x          1.2785x
       - 100% cash                           $36.25            $38.23          $40.21           $42.19


(1) Aggregate transaction value is net of proceeds from assumed exercise of outstanding PNTE options
(2) Assuming full pro ration. This is derived by dividing the fixed merger consideration (2.554 mm TSFG shares + $24.5 mm) by the total number of PNTE fully diluted shares

THE SOUTH FINANCIAL GROUP, INC.                                     POINTEBANK
    [LOGO OMITTED]                                                [LOGO OMITTED]

104 South Main Street                                       21845 Powerline Road
Greenville, SC 29601                                        Boca Raton, FL 33433
864.255.4919                                                        561-368-6300

NEWS RELEASE


DATE:             October 27, 2004

RELEASE TIME:     Immediate


             THE SOUTH FINANCIAL GROUP TO ACQUIRE POINTE FINANCIAL;
                STRATEGIC OPPORTUNITY TO EXPAND FLORIDA FRANCHISE

GREENVILLE,  SC and BOCA RATON, FL - The South Financial Group, Inc. (Nasdaq/NM:
TSFG) and Pointe Financial Corporation (Nasdaq/NM: PNTE) announced today a definitive agreement in which TSFG will acquire PNTE and its subsidiaries, headquartered in Boca Raton, Florida. Pointe will complement TSFG's existing locations in the Broward/Dade/Palm Beach county area by adding approximately $316 million in deposits, $276 million in loans, and 10 additional banking locations. Post merger, Pointe's operations will be conducted through TSFG's Florida banking subsidiary, Mercantile Bank.

"We are pleased with the opportunity to selectively and steadily expand our Florida presence with a quality institution like Pointe Financial," said Mack I. Whittle, Jr., President and Chief Executive Officer of The South Financial Group. "After increasing the size of our franchise initially in northern and central Florida, this opportunity is a natural progression that strengthens our existing small presence in select markets of southern Florida. Pointe's experience in business banking will elevate our existing operations in this market. We remain committed to a consistent and disciplined acquisition strategy that adds value to our footprint, provides attractive internal rates of return, is accretive to earnings in the first full year, and importantly, is aligned with our three year plan."

The acquisition, which is subject to approval by regulatory authorities and by Pointe Financial shareholders, is expected to close in the second quarter of 2005. The merger is expected to be cash and GAAP accretive to TSFG earnings beginning in 2006 and have minimal impact on immediate capital levels.

Under the terms of the definitive agreement, which has been unanimously approved by both boards of directors, TSFG will issue fixed consideration of 2,554,022 shares of TSFG common stock and $24,493,075 in cash for all outstanding PNTE shares, calculated on a fully diluted basis. PNTE shareholders will have the right to elect to receive cash, TSFG common stock, or a mixture of cash and TSFG stock. Without giving effect to any elections, this equates to $9.50 cash and
0.9906 TSFG shares for each fully diluted PNTE share. Based on the $31.70 closing price of TSFG common stock on Wednesday, October 27, 2004, the transaction is valued at $40.90 per PNTE share.

R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer of PNTE, said, "We are very enthusiastic about the opportunity to join The South Financial Group and make a positive contribution. Our companies have complementary skills in the way our talented and dedicated people serve customers and contribute to our communities. We share a focus of delivering exceptional service to small and medium-sized businesses and the professional community. Together, our experienced and knowledgeable people will provide even more winning solutions and deepen relationships with customers."

With the completion of this merger, Mercantile Bank is expected to have 63 branches, approximately $5.3 billion in assets, and the #14 deposit market share in Florida. The South Financial Group entered Florida in 1999 with the acquisition of Citizens First National and a de novo branch in Jacksonville. Pointe represents The South Financial Group's 7th acquisition in Florida. With the Pointe merger, the South Financial Group's Florida deposits represent 43% of TSFG's total deposits.

The South Financial Group is a financial services company headquartered in Greenville, South Carolina, which had total assets of approximately $13.7 billion at September 30, 2004. TSFG operates two primary subsidiary banks, Carolina First Bank and Mercantile Bank, which conduct operations through approximately 153 branch offices in South Carolina, Florida and North Carolina. Mercantile Bank operates in Florida, principally in the Jacksonville, Orlando and Tampa Bay markets. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina and North Carolina and on the Internet under the brand name, Bank CaroLine. The South Financial Group's common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may also be found at The South Financial Group's website: www.thesouthgroup.com.

TRANSACTION SUMMARY(1)

Fixed merger consideration:                 2.554 mm TSFG shares + $24.5 mm cash

Implied price per share/transaction value:(2)

     Based on October 14 TSFG closing price -
          (agreement in principle date)           $37.25/$92.0 mm
     Based on 30-day average TSFG close           $38.19/$94.5 mm
     Based on October 27 TSFG close               $40.90/$101.5 mm

Exchange ratio per share (x)/cash ($):(3)         0.9906x/$9.50

Assumed cost saves:                               30% of PNTE's core cash non-interest expense base

Anticipated merger-related charge:                $6.3 million


                                       2

EPS accretion / (dilution):
         2006 GAAP                                0.8%
         2006 Cash                                1.1%

Internal rate of return:                          18%

Break-up fee:                                     $3.5 million

Due diligence:                                    Completed

Required approvals:                               Regulatory, PNTE's shareholders

Board representation:                             1 PNTE  director  to  join  Mercantile  Bank  Board  of
                                                    Directors

Expected closing:                                 Q2 2005

Notes:
1 This summary is qualified in its entirety by the definitive Agreement and Plan of Merger, a copy of which will be filed with the Securities and Exchange Commission.
2 Total transaction value, net of aggregate option proceeds to be received by TSFG upon exercise of PNTE options.
3 Calculated by dividing each of the total number of TSFG shares being issued (2,554,022) and the total cash being paid ($24,493,075) by the total PNTE shares outstanding on a fully diluted basis (2,578,258).

CONFERENCE CALL/WEBCAST INFORMATION
The South Financial Group will host a conference call on Thursday, October 28, 2004 at 9:00 a.m. (ET) to discuss the acquisition of PNTE and answer analyst questions. It will also provide a live webcast of the call, which may be accessed through The South Financial Group's Internet site at www.thesouthgroup.com under the Investor Relations tab. Additional material information, including forward-looking statements such as future projections, may be discussed during the presentation. To participate in the conference call, please call 1-888-405-5393 or 1-484-630-4135 using the access code "The South." A 7-day rebroadcast of the call will be available via 1-866-360-7726 or 1-203-369-0178. The South Financial Group will also provide a copy of the presentation in the Investor Relations section of its website.

Certain matters set forth in this news release may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These statements, as well as other statements that may be made by management in the conference call, include, but are not limited to, factors which may affect earnings, return goals, expected financial results for mergers, estimates of merger synergies and merger-related charges, and credit quality assessment. However, such performance involves risks and uncertainties, such as market deterioration, that may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from TSFG's actual results, see TSFG's Annual Report on Form 10-K for the year ended December 31, 2003. The South Financial Group undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.

The foregoing may be deemed to be offering materials of TSFG in connection with TSFG's proposed acquisition of PNTE, on the terms and subject to the conditions in the Agreement and Plan of Merger, dated October 27, 2004, between TSFG and PNTE. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC"). Shareholders of PNTE and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which TSFG will file with the SEC in connection with the proposed merger because it will contain important information about TSFG, PNTE, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from TSFG and PNTE as follows: Marsha
L. Smunt, Director of Investor Relations, The South Financial Group, 104 South Main Street, Greenville, SC 29601, Phone: (864) 255-4919, marsha.smunt@thesouthgroup.com; R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer, Pointe Financial Corporation, 21845 Powerline Road, Boca Raton, Florida 33433, Phone: (561) 368-6300, RCPalmer@pointebank.com.

In addition to the proposed registration statement and proxy statement/prospectus, TSFG and PNTE file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TSFG or PNTE at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. TSFG's and PNTE's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

CONTACTS:

         Marsha L. Smunt, TSFG Director of Investor Relations (864) 255-4919
         R. Carl Palmer, Jr., PNTE Chairman, President and CEO  (561) 368-6300

                                    ***END***